FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q3 RESULTS

Company Reports Comparable YTD US Dollar Revenue Growth of 19%
Net Loss Before Taxes Improves Over Prior Year

VANCOUVER, CANADA, January 20, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for its 2003 fiscal third quarter ended November 30, 2003.

Revenue for the quarter was $9,370,000US ($12,490,000Cdn) compared to $10,791,000US ($16,996,000Cdn) in the same quarter of the prior year. Net Loss before taxes was $597,000US ($795,000Cdn) or $0.04US ($0.05Cdn) per share, compared to a net loss before taxes of $722,000US ($1,138,000Cdn) in Q3 of last year. The quarterly net loss was directly attributable to the Company’s US subsidiary and the reorganization of that operation during the Fall where certain severance expenses and continuances were incurred. The Company’s Canadian operations broke even for the quarter, which is comparable to its best third quarter ever.

Year to date revenues were $34,137,000US ($47,354,000Cdn), compared to $37,782,000US ($59,068,000Cdn) last year. Net loss for the first three quarters of the year was $262,000US ($336,000Cdn) versus net income of $1,038,000US ($1,614,000Cdn) after the third quarter of 2002.

Leading Brands Chairman and CEO Ralph D. McRae said: “As we previously announced, commencing this fiscal year, our largest co-pack customer changed the way in which we bill them from a full case cost to co-pack fee basis. That simple adjustment reduced our revenues by more than $4,100,000US ($5,500,000Cdn) in Q3 alone and $11,000,000US ($15,100,000Cdn) over the first three quarters of the year, but did not impact net income. If the status quo had been maintained, we would have reported record YTD revenues of approximately $45,000,000US ($62,000,000Cdn), a US dollar denominated increase over the same period last year of 19%. While such a large percentage of our volume is concentrated in our bottling operations, we will from time to time experience revenue fluctuations of this nature. Again, they do not impact our profitability, just our stated revenue.”

Mr. McRae added: “During the quarter we set about the task of restructuring our US operations. Recent losses there were completely unnecessary and we have initiated the personnel changes we believe will right that course. Our efforts to fix that division are now virtually complete. Our US management needs simply to concentrate on generating profitable sales in that market. We are also analyzing the relevance of certain licensed brands to our company and are taking steps to rationalize our US product mix. We are strongly committed to developing our own brands and are particularly optimistic concerning the initial excitement we have witnessed in regards the launch of our new Soy2OTM brand. We are presently rolling out the new TREK® Nitro flavor and are allocating resources to profitably building a strong brand identity in specific key markets.

“After a year of intense effort, our plants are back running as efficiently as they did before the changes of 2002-03. We are looking forward to reaping the benefits of those changes through the coming year.”

Mr. McRae concluded: “Over the past three years we had invested more than $5,000,000Cdn in our plant and equipment to increase processing speeds and efficiencies. Most of that investment came from our working capital. At the end of December we restructured our loan facilities with our principal banker to re-advance more than $2,000,000 Cdn on our long term loans, which in turn dramatically improved our current ratio going into Q4. As an interesting side-note, Stagnito’s 2003 Food & Beverage Report ranked Leading Brands as the World’s 75th largest beverage company with business in the US. That is no small achievement in less than 10 years of operations.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Tuesday, January 20, 2004, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6654

The Company will continue to provide updates in its newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as Soy2O™, TREK®, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2003	2002	2003	2002

Sales	$12,490,163	$16,995,918	$47,354,806	$59,068,751

Expenses (Income)
Cost of sales	9,726,051	14,295,784	36,012,902	46,645,376
Operations, selling, general
& administration expenses	3,039,739	3,255,199	11,058,965	10,630,537
Depreciation and amortization	398,152	419,152	1,203,917	1,149,897
Interest expense	109,987	164,900	350,086	519,382
Other	11,568	(1,111)	11,568	(9,188)
	13,285,497	18,133,924	48,637,438	58,936,004

Net income (loss) before taxes	(795,334)	(1,138,006)	(1,282,632)	132,747
Current income taxes	(40,269)	-	(455,239)	-
Future income taxes	76,024	470,000	1,402,024	1,481,000

Net income (loss) after income taxes	(759,579)	(668,006)	(335,847)	1,613,747

Deficit, beginning of period	(22,789,132)	(11,177,115)	(23,212,864)	(13,438,168)

Preferred Share Dividends		10,350		31,050

Deficit, end of period	(23,548,711)	(11,855,471)	(23,548,711)	(11,855,471)

Earnings (Loss) Per Share
Basic	$(0.05)	$(0.05)	$(0.02)	$0.12
Fully diluted	$(0.05)	$(0.05)	$(0.02)	$0.09

Weighted average number of shares
outstanding	15,037,971	13,635,015	14,919,597	13,590,442

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2003	2002	2003	2002

Sales	$9,369,965	$10,791,059	$34,137,067	$37,782,472

Expenses (Income)
Cost of sales	7,296,362	9,076,688	25,969,953	29,829,873
Operations, selling, general
& administration expenses	2,280,375	2,066,793	7,985,255	6,799,044
Depreciation and amortization	298,689	266,128	870,908	734,603
Interest expense	82,511	104,699	253,295	331,967
Other	8,678	(706)	8,678	(5,840)
	9,966,615	11,513,602	35,088,089	37,689,647

Net income (loss) before taxes	(596,650)	(722,543)	(951,022)	92,825
Current income taxes	(30,209)	-	(331,721)	-
Future income taxes	57,032	298,412	1,020,485	945,579

Net income (loss) after income taxes	(569,827)	(424,131)	(262,258)	1,038,404

Deficit, beginning of period	(15,368,992)	(7,955,095)	(15,676,561)	(9,404,297)

Preferred Share Dividends	-	6,571	-	19,904

Deficit, end of period	(15,938,819)	(8,385,797)	(15,938,819)	(8,385,797)

Earnings (Loss) Per Share
Basic	$(0.04)	$(0.03)	$(0.02)	$0.08
Fully diluted	$(0.04)	$(0.03)	$(0.02)	$0.06

Weighted average number of shares
outstanding	15,037,971	13,635,015	14,919,597	13,590,442